FOR IMMEDIATE RELEASE

January 28, 2014
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Regarding the Absorption-type Merger of the Company’s Subsidiary

Tokyo (January 28, 2014) – Advantest Corporation (the “Company”) resolved at the meeting of its Board of Directors today to merge Japan Engineering Co., Ltd. (the “Subsidiary”), its consolidated subsidiary (the “Merger”), into the Company.  The details are as follows.

As this is a merger of a wholly-owned subsidiary into the Company, certain details have been omitted from this disclosure.

1. Purpose of the Merger

   The Subsidiary to be merged is a wholly-owned consolidated subsidiary of the Company, which engages in development, manufacture and sales of Burn-in System, which is a product in the Company’s Semiconductor and Component Test Systems Business.  The Company decided to conduct the absorption-type merger in order to combine and streamline the know-hows of the Subsidiary’s Burn-in System and the Company’s Test System, thereby expanding its business by providing customers with testing process solutions most suitable to them.

2. Overview of the Merger

(1) Merger schedule

Approval of the Merger by the Board of Directors of the Company:	January 28, 2014
Signing of the Merger Agreement:	January 28, 2014
Approval of the Merger at a General Meeting of Shareholders:
In accordance with Article 796, Paragraph 3 applicable to the Company, and Article 784 Paragraph 1 of the Company Law applicable to the Subsidiary, the Merger does not require the approval at the shareholders’ meeting of either the Company or the Subsidiary.
Date of Merger (the effective date):	April 1, 2014 (planned)

(2) Merger method

The Subsidiary will be merged into the Company as the surviving company and the Subsidiary will be dissolved.

(3) Details of the allotment upon the Merger

As the Company owns all shares of the Subsidiary, there will be no issuance of new shares, increase of capital or cash payment upon the Merger of the Subsidiary.

(4) Handling of stock acquisition rights and bonds with stock acquisition rights

The Subsidiary has not issued and does not have any stock acquisition rights or bonds with stock acquisition rights outstanding.

3. Outline of participants in the Merger (as of March 31, 2013)

(1) Registered trade name	Advantest Corporation (Surviving company)	Japan Engineering Co., Ltd. (Company to be merged)
(2) Location of Head Office	1-32-1 Asahi-cho, Nerima-ku, Tokyo	2-9-2 Ikuta, Tama-ku, Kawasaki-shi, Kanagawa
(3) Title and name of Representative	Haruo Matsuno, Representative Director, President & CEO	Hitoshi Sugae, Chairman of the Board and Representative Director
(4) Business description	Development, manufacture, sales and maintenance service of Semiconductor and Component Test Systems	Development, manufacture and sales of Semiconductor and Component Test Systems
(5) Capital	32,363 million yen	305 million yen
(6) Date established	December 16, 1954	February 13, 1974
(7) Total number of shares issued and outstanding	199,566,770 shares (including treasury stock)	754,530 shares
(8) Fiscal year end	March 31	March 31
(9) Principal shareholders and percentages of shares held
Advantest Corporation: 12.91%
The Master Trust Bank of Japan, Ltd. (trust account): 12.57%
Mizuho Trust & Banking, Co., Ltd. (retirement benefit trust (Fujitsu Account), Re-Trust Trustees, Trust & Custody Services Bank, Ltd.): 10.09%
Japan Trustee Services Bank, Ltd. (trust account): 6.65%
Advantest Corporation, 100%
(10) Operation and financial results of the latest fiscal year (Audited)
Fiscal year end	March 31, 2013 (Consolidated)	March 31, 2013 (Non-consolidated)
Net assets	141,241 million yen	245 million yen

Total assets	225,515 million yen	1,043 million yen
Net assets per share - basic	812.70 yen	325.27 yen
Sales	132,903 million yen	1,568 million yen
Operating income	80 million yen	(176) million yen
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(1,293) million yen	(92) million yen
Net income (loss)	(3,821) million yen	(99) million yen
Net income (loss) per share - basic	(22.03) yen	(131.64) yen

4. Post-merger status

No changes will be made to the Company’s registered trade name, head office location, representative title or name, business activities, capital, or fiscal year end as a result of the Merger.

5. Future Outlook

Since the Merger is a merger with the wholly-owned consolidated subsidiary of the Company, there will be no impact on the Company’s consolidated financial results.

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Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•         changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•         the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates;
•         circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; and
•         changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

   These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.